

November 30, 2012

Via E-mail
Boyd P. Gentry
President and Chief Executive Officer
AdCare Health Systems, Inc.
5057 Troy Rd, Springfield, OH
45502-9032

> **Re:** **AdCare Health Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed March 19, 2012**
> **Form 10-Q for the quarterly period ended September 30, 2012**
> **Filed November 13, 2012**
> **File No. 001-33135**

Dear Mr. Gentry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Note 19 - Variable Interest Entities, page 88

1. Tell us in detail how you concluded that you have the power to direct the activities of Riverchase (the "VIE") that most significantly impact Riverchase's economic performance. Refer to ASC 810-10-25-38A. Tell us in detail of the main terms of the management agreement you entered into to operate Riverchase. Tell us of Mr. Brogdon's rights to participate in the profits and losses of Riverchase. Tell us of the business rationale for assigning after formation, 100% of the membership interests of Riverchase to Mr. Brogdon.

2.   Tell us whether the five skilled nursing facilities in Oklahoma are legal entities. Tell us in detail how you concluded that you have the power to direct the activities of the VIEs that most significantly impact their economic performance. Refer to ASC 810-10-25-38A. Tell us of the rights of Mr. Brogdon, through the entities that he controls, to participate in the profits and losses of the five skilled nursing facilities.

3.   Tell us in detail why you believe that since Mr. Brogdon is the managing member of each of the entities, a significant shareholder and executive office of the Company, the potential ability exists to influence the Company to reimburse the owners of the facilities for any losses. Tell us in more detail why you believe that for this reason you should be considered the primary beneficiary of the five skilled nursing facilities.

Form 10-Q for the quarterly period ended September 30, 2012

Note 8 - Notes payable, page 11

4.   We note in the first paragraph of page 13 that on June 15, 2012, the maturity date of the loan agreement was amended to reflect a maturity date of March 13, 2013. In this regard, tell us in detail how you concluded that you have the ability to re-finance the loan later this year with long-term financing.

Note 9 - Acquisitions, page 14

5.   With regard to the three acquisitions described in this note, tell us what you mean by "the company obtained effective control."

Liquidity and Capital Resources, page 32

6.   We note you are growing your business through acquisitions and other methods of expansion and this growth will require additional financing. We further note your disclosure on page 32 that you believe you will require additional financing to satisfy your financial obligations and implement your expansion strategy. In future filings, please disclose (i) more directly whether you believe your existing cash, cash equivalents, net cash from operations, and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures, and debt repayment obligations for the next twelve months (with or without additional financing), and (ii) a more detailed discussion of your plans to meet both short-term and long-term liquidity needs (note, we consider long-term to be longer than 12 months).   In addition, please also present this disclosure in the Overview section to the MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Lori Gelchion, Esq.
        Rogers & Hardin LLP